Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 10, 2018

FINAL IFF Distributor FAQ

1.	What did IFF announce?
•	IFF announced that it is combining with Frutarom to create a global leader in taste, scent and nutrition.

2.	Who is Frutarom?
•	Frutarom is a flavors, savory solutions and natural ingredients company with production and development centers on six continents.
•	It markets and sells over 70,000 products to more than 30,000 customers in over 150 countries.
•	Frutarom is primarily focused on natural products, which drive more than 75% of its sales.
•	Frutarom’s product portfolio consists of innovative and integrated solutions combining taste and health, natural and clean label products.

3.	Why is IFF combining with Frutarom?
•	The transaction is all about growth.
•	It unites two industry-leading, innovative companies, and will establish a global leader in taste, scent and nutrition.
•	Frutarom is focused on natural products and they have a compelling presence in categories such as natural colors, health and beauty ingredients, natural food protection and enzymes.
•	Together, we will offer your customers access to comprehensive and differentiated integrated solutions with increased focus on naturals and health and wellness.

4.	How will this benefit customers?
•	This combination is great news for your customers and will better position us to serve them as a global leader in taste, scent and nutrition.
•	Together, we will offer your customers access to comprehensive and differentiated integrated solutions with increased focus on naturals and health and wellness.

5.	Will there be any changes to customer contracts or pricing as a result of the announcement? What happens after the completion of the combination?
•	There have been no changes to contracts or pricing as a result of this news.
•	Until the transaction closes, IFF and Frutarom will continue to be separate organizations, and we will operate as usual.

6.	Will there be any impact on production and delivery times?
•	It is business as usual.
•	We are continuing to meet production schedules and make timely deliveries around the world.
•	The relationship we build with distributors like you remain at the center of everything we do.
•	Our primary focus will continue to be on providing your customers with quality products at a great value.

7.	Will my point of contact change? Will there be changes to how I interact with my IFF distributor?
•	Until the transaction closes, which we expect to occur in six to nine months, IFF and Frutarom will continue to be separate organizations, and we will operate as usual.
•	Your point of contact will remain the same and there will be no changes to how we work with you.
•	You can expect the same quality products, services and support that you have come to rely on from IFF.
•	Both IFF and Frutarom have experience with integration, and we expect this process to be seamless.

8.	When is the transaction expected to close? What are the next steps?
•	The transaction is expected to close in six to nine months, subject to customary closing conditions and regulatory approvals.
•	Until then, IFF and Frutarom will continue to be separate organizations, and we will operate as usual.
•	Once the companies combine, your distributor will keep you apprised of any changes on a timely basis. The goal is to make the transition as seamless as possible.
•	Both IFF and Frutarom have successful track records integrating companies, and we expect this process to be seamless.

9.	Where can I find more information about the announcement?
•	The press release that was issued is posted on our website.
•	If you have additional questions, please do not hesitate to contact your IFF account manager.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.